DECHERT LLP
1900 K Street, N.W.
Washington, D.C. 20006
(202) 261-3300

July 29, 2014

VIA EDGAR CORRESPONDENCE

Ashley Vroman-Lee, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	The Weitz Funds –
Registration Statement on Form N-1A
File Nos. 333-107797 and 811-21410

Dear Ms. Vroman-Lee:

On behalf of The Weitz Funds (the “Registrant”), which filed Post-Effective Amendment No. 27 to its registration statement on Form N-1A (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”) on May 8, 2014 for the purpose of adding the Weitz Core Plus Income Fund as a new investment series of the Registrant and incorporating certain other changes with respect to the existing series of the Registrant (together, the “Funds”), I wish to respond to the comments on the Registration Statement that you provided to Patrick W.D. Turley and me over the telephone on June 19, 2014.  The responses on behalf of the Registrant to each of the comments are set forth below.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registration Statement.

1.  Cover Page

Comment:  Please confirm that the information on the cover page will be updated correctly in the Registrant’s Registration Statement to be filed pursuant to Rule 485(b) under the 1933 Act.

Response:  The Registrant confirms that the information will be updated correctly in the Registrant’s Registration Statement to be filed pursuant to 485(b) under the 1933 Act.

2.  Prospectus and Part B Statement of Additional Information – General

Comment:  Please confirm that all bracketed and outstanding information will be included in the Registrant’s updated Registration Statement to be filed pursuant to Rule 485(b) under the 1933 Act.

Response:  The Registrant confirms that all bracketed and outstanding information will be included in the Registrant’s updated Registration Statement to be filed pursuant to 485(b) under the 1933 Act.

3.  Prospectus – Fees and Expenses of the Funds

Comment:  Because the Funds do not impose sales charges, deferred sales charges or redemption fees, you may consider omitting the section on “Shareholder Fees.”

Response:  The Registrant believes the current disclosure is helpful to show shareholders that the Funds do not impose such charges listed under “Shareholder Fees.”  Therefore, no change has been made in response to this comment.

4.  Prospectus – Fees and Expenses of the Funds

Comment:  Please confirm that the Funds’ fee waiver/expense reimbursement will be reflected in the “Example” for only the one-year term of the agreement.

Response:  The Registrant confirms that the Funds’ fee waiver/expense reimbursement will be reflected in the “Example” for only the one-year term of the agreement.

5.  Prospectus – Principal Investment Strategies – Principal Investment Risks

Comment:  Please confirm whether any of the Funds will be investing in emerging markets and, if so, please include disclosure that informs investors of this investment strategy and the associated risks.

Response:  The Registrant confirms that the Funds do not invest in emerging markets as part of their principal investment strategies.  Therefore, no additional disclosure has been added in response to this comment.

6.  Prospectus – Page 3 – Principal Investment Strategies

Comment:  Please explain supplementally why the Weitz Value Fund uses the Russell 1000 Index rather than the Russell 1000 Value Index for purposes of defining the capitalization of the “large-cap” issuers that the Fund invests in.

Response:  The Registrant has determined that it is reasonable and appropriate to use the median market capitalization (and above) of companies in the Russell 1000 Index for purposes of defining the size of the “larger companies” that the Fund may invest in.  There are several potential indexes that could have been selected by the Registrant for these purposes and the Registrant has made the determination that the median market capitalization (and above) of the Russell 1000 Index is reasonably representative of the size of the issuers invested in by the Fund.  While the Fund has an investment strategy that is based on “value investing”, the Registrant believes that for purposes of identifying the size of the issuers invested in by the Fund, the Russell 1000 Index is more representative and is thus more appropriate under the circumstances.

7.  Prospectus – Page 3 – Principal Investment Strategies

Comment:  Please provide the Russell 1000 Index median market capitalization in the Registrant’s updated Registration Statement to be filed pursuant to 485(b) under the 1933 Act.

Response:  The Registrant will provide the Russell 1000 Index median market capitalization in the Registrant’s updated Registration Statement to be filed pursuant to 485(b) under the 1933 Act.

8.  Prospectus – Page 3 – Principal Investment Strategies

Comment:  Please consider clarifying the phrase “the price that an informed, rational buyer would pay for 100% of the business” in describing the Weitz Value Fund’s investment process as it relates to valuing businesses.

Response: The Registrant has clarified the phrase “the price that an informed, rational buyer would pay for 100% of the business” by adding the parenthetical “(i.e., the private market value)” at the end of the phrase in order to more clearly explain the phrase and respond to Comment 9 below.

9.  Prospectus – Page 3 – Principal Investment Strategies

Comment:  Please provide an explanation of the term “private market value.”

Response:  As noted in response to Comment 8 above, the Registrant has revised the disclosure to more clearly explain the phrase “the price that an informed, rational buyer would pay for 100% of the business” and the term “private market value.”

10.  Prospectus – Page 3  – Principal Investment Strategies

Comment:  Please add disclosure that the Fund may invest in relatively few holdings.

Response:  The requested disclosure has been added.

11.  Prospectus – Page 3 – Principal Investment Strategies

Comment:  Please consider removing the disclosure on temporary defensive positions from the Principal Investment Strategies section of the Prospectus and provide such disclosure in response to Item 9 of Form N-1A.

Response:  Because utilizing a temporary defensive strategy can be a principal investment strategy of the Funds due to the Funds’ value-oriented strategies, the Registrant has kept the disclosure on temporary defensive positions in the Principal Investment Strategies.

12.  Prospectus – Page 4 – Principal Investment Risks

Comment:  Please include disclosure on the risk of investing in large cap stocks, since investing in large cap stocks is a principal investment strategy of the Weitz Value Fund.

Response:  The Registrant has included new risk disclosure in response to this comment.

13.  Prospectus – Page 4  – Principal Investment Risks

Comment:  Please include disclosure on the risk of investing in value stocks, since investing in value stocks is a principal investment strategy of the Weitz Value Fund.

Response:  As discussed, the Weitz Value Fund includes risk disclosure on “Investment in Undervalued Securities” and the Registrant believes this disclosure adequately discusses the risks associated with investing in value stocks.

14.  Prospectus – Page 5  – Performance

Comment:  Please explain why the Weitz Value Fund uses the Russell 1000 Index rather than the Russell 1000 Value Index as an additional index.

Response:  The Registrant believes the Russell 1000 Index is a reasonable and appropriate additional index for the Weitz Value Fund because it is a broad-based index that reflects the types of investments in which the Fund may invest and provides investors with additional comparative information regarding the performance of the Fund as measured against an index that is representative of the larger issuers invested in by the Fund.

15.  Prospectus  – Page 5 – Fund Management

Comment:  Please adjust language in the Fund Management sections of the Prospectus per Item 5(b), Instruction 2 of Form N-1A to state that the portfolio managers are “jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.”

Response:  The requested change has been made.

16.  Prospectus  – Page 9 – Principal Investment Strategies

Comment:  Please explain supplementally how the phrase “honest and competent management” is measured.

Response:  “Honest and competent management” is measured based on the Adviser’s assessment of a company’s management team.  In connection with this review process, representatives of the Adviser conduct extensive due diligence on the management personnel of the companies that are invested in by the Funds and this often includes in-person meetings and interviews with management teams and other similar types of due diligence methods that permit the Adviser’s representatives to make an informed judgment regarding the honesty and competency of the management teams of their portfolio companies.

17.  Prospectus  – Page 10 – Principal Investment Risks

Comment:  Please include risk disclosure on the risk of investing in large-cap, mid-cap and small-cap stocks, since investing in these types of stocks is a principal investment strategy of the Weitz Partners III Opportunity Fund.

Response:  The requested disclosure has been added.

18.  Prospectus  – Page 10 – Principal Investment Risks

Comment:  Please confirm that the disclosure conforms with the disclosure guidance contained in the July 30, 2010 letter from Barry Miller, Associate Director of the Office of Legal and Disclosure, addressed to Karrie McMillan, General Counsel of the Investment Company Institute, regarding derivatives-related disclosures by investment companies.

Response:  The Registrant has reviewed the disclosure regarding the Weitz Partners III Opportunity Fund’s ability to invest in derivatives and has determined that the disclosure is appropriate and that no further disclosure is necessary at this time.

19.  Prospectus  – Page 11 – Performance

Comment:  Please revise the second sentence of the second paragraph, which reads “Performance of the Fund is measured from June 1, 1983, the inception of the [Weitz Partners III] Partnership” because the Weitz Partners III Opportunity Fund does not reflect performance prior to January 1, 2004.

Response:  The Registrant has removed the second sentence noted above and revised the first sentence in the second paragraph to read as follows: “As of December 30, 2005, the Fund succeeded to substantially all of the assets of Weitz Partners III Limited Partnership (“Partnership”), which commenced operations on June 1, 1983.”

20.  Prospectus  – Page 20 – Principal Investment Strategies

Comment:  Please refer to non-investment grade securities as “junk bonds.”

Response:  The Registrant has revised the disclosure to note that non-investment grade debt securities are also referred to as “junk bonds.”

21.  Prospectus  – Page 20 – Principal Investment Risks

Comment:  Please include additional disclosure within “Interest Rate Risk” to more clearly explain the inverse relationship between interest rates and debt security prices (i.e., when interest rates go up, debt security prices go down).

Response:  The requested disclosure has been added.

22.  Prospectus  – Page 26 – Principal Investment Risks

Comment:  Please include disclosure on liquidity risk.

Response:  The requested disclosure has been added.

23.  Prospectus  – Page 29 – Investment Objective

Comment:  Please consider making capital appreciation a secondary objective of the Weitz Core Plus Income Fund.

Response:  The requested change has been made.

24.  Prospectus  – Page 30 – Principal Investment Risks

Comment:  Please include principal risk disclosure on municipal securities.

Response:  The requested disclosure has been added.

25.  Prospectus  – Page 32 – Principal Investment Strategies

Comment:  If the Nebraska Tax-Free Income Fund principally invests in non-Nebraska municipal securities, please provide disclosure to that effect in the Principal Investment Strategies.

Response:  The Registrant confirms that the Fund does not principally invest in the securities of non-Nebraska municipal issuers.

26.  Prospectus  – Page 53 – Purchasing Shares of a Fund

Comment:  Please confirm bank wire instructions will be updated.

Response:  The Registrant confirms that updated bank wire instructions will be included in the Registrant’s updated Registration Statement to be filed pursuant to Rule 485(b) under the 1933 Act.

27.  Prospectus  – Page 62 – Financial Highlights

Comment:  Please confirm financial highlights will be updated to include data for the fiscal year ended March 31, 2014.

Response:  The Registrant confirms that the financial highlights will be updated in the Registrant’s updated Registration Statement to be filed pursuant to Rule 485(b) under the 1933 Act.

28.  Prospectus and Statement of Additional Information

Comment:  Please confirm that the Registrant will include the ticker symbols for the Weitz Core Plus Income Fund.

Response:  The Registrant confirms that the ticker symbols will be included in the Registrant’s updated Registration Statement to be filed pursuant to Rule 485(b) under the 1933 Act.

29. Statement of Additional Information – Page 39 – Management of the Funds

Comment:  Please disclose the type of consulting in which the Chairman of the Board of Trustees is engaged.

Response:  The disclosure has been updated to indicate that the Chairman of the Board of Trustees engages in management consulting.

30.  Comment:  Please include standard Tandy representation language.

Response: The Registrant makes the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the SEC staff comments or changes to disclosure in response to SEC staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

•
if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.  This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

*           *           *           *

Please do not hesitate to contact the undersigned by telephone at (202) 261-3304 or via e-mail at stephen.cohen@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Stephen T. Cohen